

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 27, 2009

via U.S. mail and facsimile

Floyd Sherman, Chief Executive Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

        RE: **Builders FirstSource, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 2, 2009
                Definitive Proxy Statement
                Filed April 9, 2009
                File No. 000-51357

Dear Mr. Sherman:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources, page 17

1. We note the disclosure regarding your covenants on page 38 and 61. In future filings, please expand this discussion to disclose the actual borrowing base amount and the fixed charge ratio as of each reporting date.   Additionally, tell us if your other receivables/income tax receivable balance is included in your borrowing base and explain the changes in your borrowing base that leads you to believe you will not meet your minimum borrowing base amount. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

2. We note your substantial negative operating cash flows during the past year and the most recent interim period and these deficits have been funded by your revolving credit facility which your net available borrowing capacity in excess of the minimum liquidity covenant was zero. Considering your 37% decrease in first quarter 2009 sales, it appears your 2009 operating cash flow deficit may exceed last year's deficit. Therefore, we believe your liquidity section should be revised, in future filings, to address the following issues in order to enhance an investor's understanding of your ability to meet your cash requirements over the next twelve months:

   - We note your accounts receivable, other receivable and inventory balances are material to earnings, cash flow and liquidity and directly impacts your borrowing base and covenant compliance. Please provide, in future filings, the activity in your accounts receivable, notes receivable and inventory valuation allowance accounts for each interim period presented. Refer to Rule 10-01(a)(5) of Regulation S-X;
   - We note on page 37 of your Form 10-K that your accounts payable days increased slightly as you continued to work with your vendors to extend payment terms. Given the negative cash flows from operating activities, net borrowing availability of zero and the increase in your accounts payable balance as of March 31, 2009, in future filings, please provide a discussion of accounts payable days and your relationship with vendors. This discussion should address whether you are paying your vendors in accordance with the agreed upon payment terms. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

In your response to this letter, please provide a detailed description of proposed future disclosure.

3. On page 36 you state, "With continued strategy execution, we believe that we will have sufficient capital to meet our anticipated short term needs, including capital expenditures and debt obligations for 2009."   You state that a key assumption in making that assessment is the timely receipt of your expected income tax refunds. You have incurred substantial losses in recent periods and revenue is down 37% in the first quarter. While you have $102.5 million in cash as of March 31, 2009, the borrowing availability on your credit facility is limited and must use cash to meet your minimum borrowing base requirements. You report debts payable and other contractual obligations due within a year of $56.2 million as of December 31, 2008. Please expand the discussion, in future filings, to provide more specific information about the nature and collectability of your income tax refund and how you expect to meet the above obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined these sources will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.

Capital Resources, page 38

4. Please describe in greater detail the covenants and other restrictions under your debt instruments. In addition, please disclose whether you were in compliance with these covenants and restrictions as of the end of the period covered by the report. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates, page 40

5. We note that your stock price declined significantly from approximately $7 per share in June 2008 to a low of $0.83 in December 2008. Considering this decline in your stock price and market capitalization over the past six months and the impact of economic events on your operations, your current critical accounting policy for goodwill and long lived assets should be revised to provide useful information to investors. Specifically, your disclosure of assessing the recoverability of goodwill and long lived assets and the valuation of your inventory balance should be revised to discuss in more detail the assumptions used in your impairment tests and a sensitivity of those assumptions. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your

analysis, the growth rate used in projecting cash flows, housing starts, lumber commodity prices, market share gains, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142, while quantifying the headroom between fair value and book value for each of the reporting units that have remaining goodwill balances. Please also provide a reconciliation between fair value estimates and your actual market capitalization. Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

6. Your market capitalization was less than total stockholders' equity at December 31, 2008 and March 31, 2009, which is an indicator your goodwill, intangible assets and other long-lived assets may be overvalued. We note you performed interim impairment tests as well as an annual impairment test during 2008 which both resulted in impairments of goodwill and long lived assets. Given the current market conditions and the impact it has had on your assets under management and operations, please explain to us how you determined these assets were recoverable in the current market environment at March 31, 2009. We note that as a result of continued declines in economic conditions in Indiana, Ohio, North Carolina, Georgia and Texas, you developed and executed a plan to close facilities during 2008. During 2009, you developed a plan to close facilities in Maryland and South Carolina. Please ensure that your disclosure in future filings discusses any idled facilities or plans to idle facilities, the current economic conditions in the above mentioned markets and whether goodwill and long lived assets carrying values in those markets are at risk.   Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur."

Note 9 – Long-Term Debt, page 61

Second Priority Senior Secured Floating Rate Notes, page 62

7. Your disclosure indicates your notes are jointly and severally guaranteed by all of your subsidiaries and the guarantees are full and unconditional. Please note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current

disclosure complies with Rule 3-10 of Regulation S-X. Further tell us how you have complied with Rule 3-10(i)(9) and (i)(10). Your current disclosure discusses the fact that your indentures contain restrictive covenants and other restrictions, but does not describe these restrictions in detail nor does it quantify the amount of restricted assets, if any.

8. With regard to the restrictions imposed on your operating subsidiaries by your $250 million second priority senior secured floating rate notes, tell us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in the your Form 10-K. In your response, provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as well as the information required by Rule 4-08(e) of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules, page 77

9. We note the loan agreement filed as exhibit 10.1. It does not appear the schedules or exhibits B and C are filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy on Schedule 14A filed April 9, 2009

Compensation Discussion and Analysis, page 13

10. We note your disclosure that the compensation committee reviews tally sheets that set forth the total compensation of each executive officer. Please describe in greater detail how information contained on the tally sheets was analyzed and impacted decisions on compensation awards. Please show us in your supplemental response what the revisions will look like

Base Salary, page 16

11. We note that you target base salaries at the market median. We also note the disclosure that the base salaries of the NEOs for 2008 "generally were at or below the median", that the base salary of Mr. Horn was "between the median and the 75th percentile", and that the base salary of Mr. Sherman was below the 25th percentile. Please disclose with greater specificity the actual figure for each NEO. In addition, please explain why the base salary of Mr. Horn exceeds the median. Please show us in your supplemental response what the revisions will look like

Annual Cash Incentives, page 16

12. Please explain how you determined the amount of the total company bonus pool and the amount of that pool allocated to corporate office personnel. Please also explain how you determined the amount of the corporate office personnel pool available to the NEOs. Please show us in your supplemental response what the revisions will look like.

13. We note that you did not quantify the financial performance criteria for 2008. Please ensure that in future filings you disclose this information. Please also ensure that you disclose actual results and how those results compare to the financial performance criteria, including how any awarded bonus amounts were determined.

14. We note that the discretionary bonus may be awarded based on individual performance. Please ensure that in future filings you explain how individual performance (i.e., the qualitative factors) impacted the amount of any discretionary bonus amounts awarded.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson with legal related questions at (202) 551-3746.

Sincerely,

Terence O'Brien
Accounting Branch Chief